UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 1, 2022

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of issuer as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

11622 El Camino Real, Suite 100,

San Diego, California 92130

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 6. Changes in Control of Issuer.

Conversion of Debt and Issuance of Series B-2B Preferred Stock

On April 1, 2022, Hylete, Inc. (the “Company”), entered into a debt conversion and release agreement (the “Debt Conversion Agreement”) with Black Oak-Hylete-Senior Debt, LLC, BOCM3-Hylete-Senior Debt, LLC, Black Oak-Hylete-Senior Debt 2, LLC, BOCM3-Hylete-Senior Debt 2, LLC, Black Oak α Equity Fund, LLC, and Black Oak-Hylete-Senior Debt 3, LLC (together, the “Black Oak Lenders”). Pursuant to the Debt Conversion Agreement, the Black Oak Lenders agreed (1) to terminate all prior credit agreements between the Company and the Black Oak Lenders relating to six million dollars ($6,000,000) of indebtedness owed by the Company to the Black Oak Lenders (the “Debt”), other than the security agreements relating to such indebtedness, and to cancel the Debt and (2) to release, waive, discharge and covenant not to sue the Company, including its affiliates, directors, employees, shareholders, former shareholders, employees, agents, representatives, successors and assigns (collectively, “Releases”) from any claims the Black Oak Lenders may have or have, in connection with the prior credit agreements. All security agreements relating to the Debt will be assigned to black oak fund4, LLC based on a separate loan from black oak fund4, LLC to the Company in the amount of two hundred and fifty thousand dollars ($250,000).

Pursuant to the Debt Conversion Agreement, on April 1, 2022 the Company converted all of the Debt into shares of Series B-2B Preferred Stock, par value $0.001 per share (“Series B-2B Preferred”), of the Company and issued 20,889,183 shares of Series B-2B Preferred at a price of $0.28723 per share to entities designated by the Black Oak Lenders. The Company also agreed to issue an additional 1,044,459 shares of B-2B Preferred, which represented a 5% closing fee on the amount of Debt converted. The shares related to the closing fee will be issued to a Black Oak designee provided by the Black Oak Lenders under a separate written agreement between the Company and the designee.

As a result of the issuance of shares of B-2B Preferred to the Black Oak Lenders, including the shares representing the closing fee, entities affiliated with the Black Oak Lenders (“Black Oak”) will own 56.50% of the outstanding voting stock of the Company and effectively control the Company. Upon issuance of the shares to Black Oak, Black Oak will own the following securities:

Class of Stock	Black Oak Shares	Black Oak Percent of Class	Black Oak Percent of Voting Power
Series B-1 Preferred	29,475,339	100.00%	31.22%
Series B-2B Preferred	21,933,642	100.00%	23.23%
Series B-3 Preferred	1,936,074	13.69%	2.05%

Total	53,345,055	--	56.50%

A copy of the Debt Conversion Agreement is filed as Exhibit 6.14 to this Current Report.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ Adam Colton
Name:	Adam Colton
Title:	Chief Executive Officer

Date:	April 5, 2022

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Exhibit Index

Exhibit No.	Description

6.14	Debt Conversion Agreement

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